UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 7)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

WEBMD HEALTH CORP.
(Name of Subject Company)

WEBMD HEALTH CORP.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

94770V 10 2
(CUSIP Number of Class of Securities)

Douglas W. Wamsley, Esq.
Executive Vice President, Co-General Counsel and Secretary
WebMD Health Corp.
395 Hudson Street
New York, New York 10014
(212) 624-3700
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Creighton O’M. Condon, Esq.
Scott Petepiece, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by WebMD Health Corp. (the “Company”), a Delaware corporation, with the U.S. Securities and Exchange Commission (the “SEC”) on August 7, 2017 (together with any amendments and supplements thereto, including this Amendment No. 7, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Diagnosis Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of MH Sub I, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $66.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed with the SEC on August 7, 2017 by Parent, Purchaser and KKR North America Fund XI L.P., a Cayman Islands limited partnership and an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and Purchaser. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 7. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment No. 7 is being filed to reflect certain updates as indicated below.

Item 8.	Additional Information

The information set forth in “Item 8. Additional Information” is hereby amended and supplemented by adding the following subsection immediately preceding the heading “Forward-Looking Statements”:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled on September 14, 2017, at 5:00 P.M., New York City time. The Depositary and Paying Agent (as defined in the Schedule TO) has advised Parent and Purchaser that, as of the Expiration Date, a total of 30,583,187 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 78.69% of the then issued and outstanding Shares (including restricted shares) of WebMD. In addition, 2,392,131 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 6.16% of the then issued and outstanding Shares (including restricted shares).

The number of Shares validly tendered into the Offer and not properly withdrawn (excluding Shares tendered pursuant to Notices of Guaranteed Delivery for which Shares were not yet delivered) satisfies the Minimum Condition. All Offer Conditions have been satisfied or waived and, on September 15, 2017, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered into the Offer, Purchaser acquired sufficient Shares to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of WebMD.  Accordingly, Parent and Purchaser intend to effect the Merger of Purchaser with and into WebMD, with WebMD surviving as a wholly-owned subsidiary of Parent, as soon as practicable. Each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Shares held in the treasury of WebMD or owned by any direct or indirect wholly-owned subsidiary of WebMD and Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent, or by any stockholders of WebMD who have properly exercised their appraisal rights under Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding taxes and without interest. As a consequence of the Merger, the Shares will no longer be listed on the NASDAQ Global Select Market and will be deregistered under the Exchange Act.

On September 15, 2017, Parent and the Company issued a joint press release announcing the expiration of the Offer and the acceptance of the Shares for payment. The full text of the press release is attached as Exhibit (a)(5)(K) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(5)(K)	Joint Press Release issued by WebMD Health Corp. and MH Sub I, LLC on September 15, 2017 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO, as amended)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2017	WEBMD HEALTH CORP.
By: /s/ Douglas W. Wamsley
Name: Douglas W. Wamsley
	Title:	Executive Vice President, Co-General Counsel and Secretary